  As filed with the Securities and Exchange Commission on August 27, 1999.
                                                Registration No. 333-_______
 ===========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM S-3

                           REGISTRATION STATEMENT
                                    UNDER
                           SECURITIES ACT OF 1933

                       FIRSTLINK COMMUNICATIONS, INC.
           -------------------------------------------------------
           (Exact name of Registrant as specified on its Charter)

Oregon                           7385                        93-1197477
----------------         --------------------------         ---------------
(State or other          (Primary Standard Industrial       (I.R.S.
jurisdiction of          Classification Code Number         Employer
incorporation or                                            Identification
organization)                                               Number)


                           190 SW Harrison Street
                           Portland, Oregon 97201
                               (503) 306-4444
   -----------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             A. Roger Pease
                     FirstLink Communications, Inc.
                         190 SW Harrison Street
                          Portland Oregon 97201
                             (503) 306-4444
        ------------------------------------------------------------
         (Name, address, including zip code, and telephone number of agent for service of process)

                                 Copies to:
                           David H. Drennen, Esq.
                        Neuman, Drennen & Stone, LLC
                           5445 DTC Parkway, PH-4
                          Englewood, Colorado 80111
                               (303) 221-4700
                             Fax: (303) 488-3454

        Approximate date of commencement of proposed sale to public:
     As soon as practicable after the effective date of the Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box:                                                          [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box:                    [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of
the earlier effective registration statement for the same offering.     [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                                        [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                                        [  ]


If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                         [  ]

                       CALCULATION OF REGISTRATION FEE


                                    Proposed     Proposed
Title of Each Class      Amount to   Maximum      Maximum
of Securities to be          be     Offering     Aggregate    Amount of
   Registered            Registered   Price   Offering Price Registration
                                    Per Share                    Fee
---------------------------------------------------------------------------

 Common Stock(1)         1,409,917  $4.19(2)    $5,904,027       $1,641

---------------------------------------------------------------------------

     TOTAL:                                     $5,904,027       $1,641

(1) Common stock issuable by the Registrant upon conversion of Registrant's issued and outstanding warrants and options, or upon exercise of warrants that may be issued. Pursuant to Rule 416, there are also being registered such additional shares and warrants as may become issuable pursuant to anti-dilution provisions upon the exercise of the Warrants.

(2) Calculation based on the average of the high and low prices of the Registrant's common stock on Nasdaq on August 19, 1999. This calculation is made in accordance with Rule 457(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       FIRSTLINK COMMUNICATIONS, INC.


1.   Forepart of the Registration       Forepart of Registration Statement
     Statement and outside front        and outside front cover page of
     cover of Prospectus                Prospectus

2.   Inside front and outside back      Inside front and outside back cover
     cover pages of Prospectus          pages of Prospectus

3. Summary Information, Risk Factors Summary of Offering; Risk Factors and Ratio of Earnings to Fixed
     Charges

4.   Use of Proceeds                    Use of Proceeds

5.   Determination of Offering Price    Not applicable.

6.   Dilution                           Not applicable.

7.   Selling Security Holders           Selling Shareholders

8.   Plan of Distribution               Plan of Distribution

9.   Description of Securities to be    Description of Securities
     Registered

10.  Interest of Named Experts and      Legal Matters
     Counsel

11.  Material Changes                   Not applicable.

12.  Incorporation by Reference         Where You can Find More Information

13.  Disclosure of SEC's Position on    Indemnification of Officers and
     Indemnification for Securities     Directors
     Act Liabilities

                            SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED AUGUST ___, 1999

                       FIRSTLINK COMMUNICATIONS, INC.

     This is a public offering of 1,409,917 shares of our Common Stock. We will not receive any of the proceeds from the offer and sale of the shares. However, all of the shares to be sold are issuable upon the exercise of issued and outstanding warrants or options by selling shareholders. If these warrants or options are exercised in full, we will receive proceeds of $6,630,930.

     The Nasdaq Small Cap Market lists our shares and certain of our warrants under the symbols "FLCI" and "FLCIW", respectively.

     Investing in the shares involves risks. You should not purchase the shares unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 3 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

     The information in this Prospectus is not complete. It might change. The selling shareholders are not allowed to sell the shares offered by this Prospectus until the registration statement that we have filed with the SEC becomes effective. This prospectus is not an offer to sell the securities-and does not solicit offers to buy-in any state where the offer or sale is not permitted.














                 This Prospectus is dated August ____, 1999.

                             PROSPECTUS SUMMARY

                General Information About Us and Our Business
                ---------------------------------------------

     FirstLink Communications, Inc., an Oregon corporation, was founded in 1996. Our executive offices are at 190 SW Harrison, Portland, Oregon 97201, telephone (503) 306-4444. We use the calendar year for our fiscal year.

     We provide integrated telecommunications and entertainment services to multi-family apartment and condominium complexes. We offer a variety of services to tenants including:

     -    Cable television
     -    Local telephone
     -    Long distance telephone
     -    Enhanced telephone calling features
     -    High speed internet access
     -    Telephone calling cards

     We offer these services under our service mark to tenants of apartment and condominium complexes with which we have exclusive contracts. We have long-term contracts with 14 residential developments in the Portland, Oregon area, all of which are on line. We plan to increase the number of apartment and condominiums in Portland we provide our services to, and to expand to other cities as well.

     We lease telephone transmission facilities from third parties. We also acquire bulk cable television signal from TCI, a subsidiary of AT&T. However, since November 1998, it has become difficult for us to obtain contracts from TCI for bulk cable service to new properties, which has prevented us from expanding to new properties. We believe that the USOL Merger, which is referred to below, will enable us to provide such services on our own through Satellite Master Antenna Television System ("SMATV") headends which receive programming signal from satellites and retransmits it throughout the property.

     On July 21, 1999, we signed a definitive agreement with USOL Holdings, Inc., pursuant to which USOL will merge into us.

                                The Offering
                                -------------

     All of the shares offered hereby will be received by the selling shareholders when they exercise warrants and options they previously purchased from us. Persons who may sell shares, referred to as Selling Shareholders, must deliver a copy of this Prospectus to persons who buy them. The shares will probably be sold at the prevailing market prices, through broker-dealers, although they are not required to do so. The Selling Shareholders will retain all of the proceeds of their sales, except for commissions they may pay broker-dealers. We will not receive any money when they sell. However, we will receive the proceeds from the exercise of the warrants or options. We are paying the costs of registering the shares.

     Our common stock is listed on the Nasdaq Small Cap Market, under the symbol "FLCI." Certain of our warrants, including warrants into which some of the shares offered hereby are exercisable, are also listed on the Nasdaq Small Cap Market, under the symbol "FLCI." The market prices of the common stock and the warrants have fluctuated significantly since they were first traded. The last prices that the shares and warrants were sold for on August 19, 1999, were $4.31 and $.84, respectively.

                                RISK FACTORS

Our Initial Business Plan Was Unsuccessful. Our New Plan Depends On Our Ability To Consummate Our Merger With USOL And To Operate Our New Business Successfully.

     Our business plan required us to enter contracts with TCI or other cable providers to provide cable TV service to MDUs. In November 1998, TCI informed us that, as a result of its purchase by AT&T, it would no longer enter into such agreements with us. We subsequently negotiated the Merger Agreement with USOL, which will allow us to provide cable and telephone services to MDUs via fixed SMATV systems, thereby bypassing local cable systems. The merger might not be completed for various reasons, including that our stockholders do not approve it. If the merger is not completed, we will have to consider other alternatives which might involve the acquisition or merger with companies that operate in industries other than the telecommunications industry. You would have to rely on our management to formulate a new business plan or locate and negotiate an agreement with another company.

We May Not Be Able To Integrate Our Recently Acquired Businesses In A Manner That Is Beneficial To Us, Or That Results In Additional Profits.

     We believe that our ultimate success and profitability depends on our ability to expand and strengthen our market position via acquisition. We will actively seek acquisition opportunities that complement our existing business. We cannot assure you that the integration of our operations with those of USOL and the businesses which it will acquire prior to our merger will be completed in a manner that is efficient, effective and timely enough to achieve the anticipated benefits of the acquisitions, or that the acquisitions will result in additional operating cash flow. If we identify additional appropriate acquisition candidates, we cannot assure you that we will be able to successfully negotiate, finance or integrate the acquired businesses. Integrating the companies will require the timely, efficient and effective combination of management, sales and marketing development teams that prior to the acquisitions operated in different geographic locations, under varying management philosophies. Integration of the companies also will require the combination of differing operating approaches. Additionally, the time-consuming task of integrating the companies may distract our attention from our day-to-day business operations.

We Are In An Extremely Competitive Industry That Is Dominated By Several Companies Which Have Significantly Greater Financial, Technical, And Marketing Resources Than We Have.

     The telecommunications industry is highly competitive and characterized by constant innovation and domination by large, often monopolistic entities. Many of such companies have names that are more recognizable by consumers than ours, which may provide such competitors with significant competitive advantages. Entities with financial resources greater than those of the Company may be able to offer greater incentives to property owners, and the amount of the payments demanded by property owners may increase, impairing the Company's ability to operate on a profitable basis. Some of our competitors include private cable and phone companies, local exchange carriers ("LECs"), competitive local exchange carriers ("CLECs"), franchise cable companies, franchise cable company joint ventures and LEC affiliates. The regulatory environment in which we operate continues to undergo fundamental changes that may also lead to increased competition. The trend in the telecommunications industry has been the convergence of traditional telephone and data services with broadcast video services. As part of this trend, service providers are attempting to converge network components: cable television distribution equipment is being considered for telephone services and vice versa, and wireless distribution equipment is being considered for both broadcast video and telephone services. In broader terms, the telephone, cable, wireless and computer industries are evolving to provide fully integrated multimedia services to end-users. The opportunities offered by such convergence will present risks for the Company due to enhanced competition from competitors in various industries with much greater financial, technical, marketing and other resources. Should rates decrease, we may be forced to lower our prices or offer additional services or features to remain competitive. Wireless cable and telephone services may also allow competitors to bypass property owners altogether and market their services directly to residents of MDUs. To remain competitive with other providers, we may be required to adopt new technologies, which are likely to entail significant capital expenditures.

Our Failure To Manage Growth Properly Could Have A Material Adverse Effect Upon Our Business, Financial Condition And Results Of Operations.

     The expansion of our operations will depend to some extent on matters outside of our control including our ability to enter into right of entry agreements ("ROEs") with property owners on favorable terms, make attractive acquisitions, and obtain required governmental permits in a timely manner, at reasonable costs and on satisfactory terms and conditions. We will incur substantial additional indebtedness to continue to upgrade our existing systems and to acquire ROEs from other entities that will enable us to grow and offer our customers enhanced products and services. Construction of new systems requires us to obtain qualified subcontractors and may subject us to the risk of cost overruns and delays. Delays also can be caused by weather, design changes, or material or equipment shortages, as well as the need to obtain governmental approvals. Failure to complete construction of new systems on a timely basis could impair our ability to compete effectively in a particular area. In addition, we rely on our reputation for providing superior customer service to attract customers. The failure to continue to provide this level of service may impair our growth strategy and may result in the loss of customers.

Our Management Information Systems May Not Be Able To Track Information About Our Customers.

     Our management information systems ("MIS") and billing system are adequate for our present level of business. However, the merger with USOL will require us to handle a substantially larger number of customers. USOL uses a MIS and billing system that can accurately and quickly process large amounts of data. Each month, USOL processes over 500,000 individual phone calls and thousands of other individual account transactions. Each of these must be properly billed to the appropriate customer. On occasion, USOL's MIS and billing system has not properly tracked some types of billable calls, in part due to technology limitations and in part due to the fact that its current MIS and billing system is limited in the number of calls that it can accurately process at one time. Errors and delays in processing customer calls may undermine customer confidence and may result in customers switching their telephone service to another company. While to date these difficulties and limitations have not been material, management estimates that approximately $1,600,000 will be required over the next 18 months to upgrade our MIS and billing system to accurately handle the substantial additional transactions that will be generated if we meet our business goals. The actual cost of implementing such an upgrade may materially exceed management's estimates. USOL engaged a national management information system consulting firm to assist it in its efforts to enhance its MIS and billing system. Nonetheless, there can be no assurance that we will not encounter material unforeseen difficulties and delays in upgrading our MIS and billing system. Any such difficulties or delays could have a material adverse effect on our business, financial condition and results of operations. We do not believe that the cost of implementing year 2000 compliant software and systems will have a material effect on our financial condition and results of operations; however, there can be no assurance that we will not be impacted by year 2000 issues faced by major distributors, suppliers and financial service organizations with which we interact.

We Depend Upon Contracts With MDU Owners. We May Not Be Able To Acquire Or Finance Additional Contracts. Additionally, Changing Regulations May Invalidate The Exclusivity Of Those Contracts.

     Our strategy relies in large part on our continuing ability to enter into long-term ROEs on satisfactory terms with owners of demographically favorable MDUs. In addition, we depend upon third-party lenders to finance the build-out of properties covered by ROEs. We may not be able to implement our growth plan as currently contemplated if the demographics or occupancy rates of the MDUs served by us change, if in the future we are unable to procure suitable ROEs or finance the build-out of properties covered by ROEs, or if the cost of acquiring ROEs increases substantially as a result of increased competition or otherwise. Our ability to implement our growth plan could also be materially adversely affected if lenders are unwilling to accept ROEs as collateral for debt financing.

Our Business Is Subject To Extensive And Changing Laws And Regulations. Changes In Current Or Future Regulations Could Have A Material Adverse Effect On The Company.

     Extensive and changing laws and rules regulate the telecommunications business, including those of the Federal Communications Commission ("FCC") and state and local regulatory bodies such as public utility commissions ("PUC"). Many of our operations are subject to licensing requirements of federal, state and local law. The United States Congress, the FCC, and state and local regulatory bodies in the past have adopted, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including rule-making by the FCC with respect to exclusive contractual rights to provide CATV service to a Property that could affect our operations. Changes in current or future regulations adopted by the United States Congress, the FCC, or state or local regulatory bodies or legislative initiatives could have a material adverse effect on the Company.

     Some states have adopted "mandatory access laws," which could prevent alternative video providers, such as private cable operators, and property owners from enforcing exclusivity provisions such as those included in many of our right of entry contracts. None of the states in which we currently operate or plan to operate in the foreseeable future have mandatory access laws. We cannot assure that mandatory access laws will not be adopted in states where we do business, or that we will not expand our operations into states that have mandatory access laws. In addition, the Federal Communications Commission is reviewing the rights of various video programming service providers to access private property, including MDUs, and is considering various restrictions on the duration of contracts that grant exclusive access rights.

Rapid And Significant Technological Changes May Cause Our Systems To Become Obsolete.

     The cable and telecommunications industries are subject to rapid and significant technological changes and service innovations. The effect of these changes and innovations, including those relating to emerging hardwire and wireless transmission and switching technologies, cannot be predicted. However, if new methods for delivering the services we provide more cost effectively are devised, unless we are able to adopt such methods and modify our current systems, we may have difficulty competing profitably with companies that utilize such methods.

Our Success Will Depend On Our Ability To Attract And Retain Key Personnel. If We Are Unable To Attract And Retain Key Personnel, We Will Be Unable To Succeed In Our Business Plan.

     Our success will continue to be highly dependent upon the continued services of certain key individuals, including Mr. Pease, our President and Chief Executive Officer, and Mr. Sperber, our Chief Financial Officer. It is possible that members of the management of USOL will replace some of those individuals. If suitable replacements are not found, the loss of the services of such individuals could adversely affect our business, financial condition and results of operations. We will also require the services of additional executive personnel in the future. We have salary continuation agreements with Messrs. Pease and Sperber and with Ramona Kelly. We will also enter into employment agreements with new management personnel in connection with the Merger. We cannot assure that we will be successful in attracting and retaining the personnel it requires to develop and operate its facilities or to expand its operations.

Oregon Law And Our By-Laws Protect Our Directors From Certain Types Of
Lawsuits.

     Oregon law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors. Our Bylaws require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. We have also entered into indemnity agreements with each of our directors and officers.

We Expect to Continue to Incur Net Losses.

     If we never become profitable, the value of our shares may fall. We have incurred net losses every year since we started business in 1996. Through June 30, 1999, we had recognized cumulative losses of over $3.5 million. As we expand our operations, we expect to incur negative cash flow. Our ability to cover the operating costs of each new system, including the networks utilized by USOL, will depend on our obtaining a sufficient number of subscribers at each property. Additionally, losses will continue until we are able to obtain a sufficient number of subscribers to cover our administrative and over-head expenses. Virtually all of our revenues for fiscal year ended December 31, 1998 and the six months ended June 30, 1999, were derived in the Portland, Oregon geographic areas. USOL's revenues are primarily derived from properties in Dallas, San Antonio, and Austin, Texas. A sustained economic downturn or significant increases in competition in those regions could effect revenues.

Failure to Raise Necessary Capital Could Restrict the Development of Our Networks, the Introduction of New Services, and the Acquisition of New Properties.

     Setting up and running SMATV and telephony systems requires significant capital. Upon completion of the Merger, we will expand and upgrade networks to provide new and expanded services to additional MDUs. Technological change may make even more upgrades necessary if we are to compete in our market. Our financial resources, even with the capital injected into USOL, may not be enough for our capital needs. We may not be able to obtain financing. Not being able to acquire and update additional properties could harm our operations and competitive position.

We Will Incur Substantial Indebtedness in Our Merger with USOL.

     USOL has financed its operations primarily through loans from equity owners and other lenders, equipment lease financing, and borrowings under a credit facility with Silicon Valley Bank. It has obtained a commitment for a $35 million senior debt credit facility. That facility contains covenants which, among other things, will restrict our ability to dispose of assets or merge, incur debt, pay distributions, or take certain other corporate actions. If we are not able to generate a sufficient amount of cash flow from our operations to operate our systems and to pay the interest on our obligations, our creditors could foreclose on our properties or otherwise deprive stockholders of their equity interests.

We Will Have Broad Discretion To Allocate Any Proceeds We Receive From The Exercise Of Warrants. We Cannot Guarantee That The Monies Received Will Improve Our Operations.

     Any monies we may receive from the exercise of the warrants have been allocated generally to provide working capital for operations. As such, we will use funds as they are received for such purposes and in such proportions as we deem advisable. While we will apply the proceeds in a manner consistent with our fiduciary duty and in a manner consistent with our best interests, we cannot assure you that the monies received will result in any present or future improvement in our results of operations.

The Market Price Of Our Securities Could Be Adversely Affected By Sales Of Restricted Securities.

     Actual sales or the prospect of future sales of shares of our common stock under Rule 144 may have a depressive effect upon the price of, and market for, our common stock. As of June 30, 1999, 3,615,617 shares of our common stock were issued and outstanding. 1,4000,000 of those shares have been registered and are publicly tradable. The remaining shares have been subject to various lock-up provisions that have restricted their resale. All of the shares have been released from the lock-ups.

     We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely effect prevailing prices for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

We May Authorize The Issuance Of Our Preferred Stock Without Shareholder
Approval.

     Our Articles of Incorporation, as amended, authorize the issuance of up to 1,000,000 shares of preferred stock. We can fix and determine the relative rights and preferences of preferred shares and may issue these shares, without further stockholder approval. As a result, we could authorize the issuance of a series of preferred stock which would:

     1.   grant to holders preferred rights to our assets upon liquidation;
     2. grant to holders the right to receive dividend coupons before dividends would be declared to common stockholders; and
     3. grant to holders the right to the redemption of those shares, together with a premium, prior to the redemption of common stock. Common stockholders have no redemption rights.

     In addition, we could issue large blocks of voting stocks to fend against unwanted tender offers or hostile takeovers without further shareholder approval. We have agreed to issue shares of preferred stock in the USOL merger. See "Description of Securities."

The Exercise Of Outstanding Options And Warrants And/Or Our Ability To Issue Additional Securities Without Shareholder Approval Could Have Substantial Dilutive And Other Adverse Effects On Existing Stockholders And Investors In This Offering.

     We have the authority to issue additional shares of common stock and to issue options and warrants to purchase shares of our common stock without shareholder approval. We could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval. At June 30, 1999, we had outstanding options exercisable to purchase up to 566,668 shares of common stock at a weighted average exercise price of $1.30 per share, and outstanding options and warrants exercisable to purchase up to 1,409,917 shares of common stock at a weighted average exercise price of $4.70 per share. Holders of the options or warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise terms provided by such options or warrants. Exercise of these warrants and options could have a further dilutive effect on existing stockholders and you as an investor in this Offering. See "Description of Securities."

     Our common stock and warrants have been thinly traded on the Nasdaq Small Cap Market under the symbols FLCI and FLCIW, respectively. While there currently exists a limited and sporadic public trading market for our securities, the prices are subject to high degrees of volatility and we cannot assure you that the market will improve in the future. Factors discussed in this Prospectus may have a significant impact on the market prices of our common stock and warrants. See "Description of Securities."

     The over-the-counter markets for securities such as the shares offered hereby historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our Common Stock. Although our common stock is currently included in Nasdaq Small Cap Market, there can be no assurance that they will remain eligible to be included in Nasdaq. In the event that our common stock were no longer eligible to be included in Nasdaq, trading in our common stock could be subject to rules adopted by the Commission regulating broker-dealer practices in connection with transactions in "penny stocks" which could materially, adversely affect the liquidity of our securities. The regulations define a penny stock as any equity security not listed on a regional or national exchange or NASDAQ that has a market price of less than $5.00 per share, subject to certain exceptions. The material, adverse effects of such designation could include, among other things, impaired liquidity with respect to our securities and burdensome transactional requirements associated with transactions in our securities, including, but not limited to, waiting periods, account and activity reviews, disclosure of additional personal financial information and substantial written documentation. These requirements could lead to a refusal of certain broker-dealers to trade or make a market in our securities.

                     WHERE YOU CAN FIND MORE INFORMATION

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934. This Prospectus is part of a Registration statement we filed with the Commission.

     (a)  Annual Report on Form 10-KSB for the fiscal year ended December
          31, 1998.
     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.
     (c)  Current Report on Form 8-K for event occurring on July 21, 1999.

     You may request a copy of these filings at no charge by a written or oral request to Roger Pease, FirstLink Communications, Inc. 190 SW Harrison Street, Portland, Oregon 97201 (503) 306-4444. In addition, you can obtain this filing electronically at the Commission's worldwide website at http://www.sec.gov/edgarhp/htm.

     You should rely only on the information provided in this Prospectus or any supplement to this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement to this Prospectus is accurate as of any date other than the date on the front of those documents.


                         FORWARD-LOOKING STATEMENTS

     This Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are prospective. These statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from the information contained in the forward-looking statements. We cannot control many of those risks and uncertainties which include competitive pressures, changing economic conditions and other factors.

                          CAPITAL STOCK INFORMATION


     The following table sets forth the capitalization of the Company as of June 30, 1999. This section should be read in conjunction with the financial statements and notes to the financial statements that are incorporated by reference into this Prospectus.


                                              June 30,
                                               1999

     Long Term Debt, net of current portion  $  142,778

     Stockholders' Equity:
          Preferred Stock, no par value,
          1,000,000 Shares authorized; no
          shares outstanding                 $        -
     Common Stock, no par value, 20,000,000
          shares authorized; 3,615,617
          shares issued and outstanding       8,515,209

     Retained Deficit                        (3,564,255)
                                             ----------

     Total Stockholders' Equity               4,950,954
                                              ---------
     Total Capitalization                    $5,093,732
                                            ===========


______________________________________________________


(1) Does not include (i) 566,668 shares of Common Stock which have been granted under the Company's Stock Option Plans, having exercise prices ranging from $1.13 to $2.31 per share, and of which 286,000 are subject to future vesting; and (ii) 1,409,917 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants having a weighted average exercise price of $4.70 per share. See "Description of Securities-Warrants."

                               USE OF PROCEEDS

     We will not receive any of the proceeds from the offer and sale of the shares; however, the shares being offered are issuable upon the exercise of warrants. If all of those warrants were exercised, we would receive proceeds of $6,630,930. You will not pay any of the expenses which are expected to be incurred in connection with the registration of the shares, but you will pay all commissions, discounts and other compensation to any securities broker-dealers through whom you sell any of the shares.

     We will utilize the net proceeds, if any, realized from the exercise of the warrants for working capital and for general corporate purposes, at our discretion. Actual expenditures may vary substantially depending upon economic conditions and opportunities we are unable to identify at this time.

                        THE MARKET FOR OUR SECURITIES

Our common stock and certain common stock purchase warrants trade on the Nasdaq Small Cap Market under the symbols "FLCI" and "FLCIW", respectively.

The following table sets forth the high and low closing prices for each quarter since we completed our initial public offering on July 27, 1998. There was no public market for our stock or warrants prior to that date. The quotations represent inter-dealer quotations without retail markups, markdowns or commissions, and may not represent actual transactions.

                                    Common           Stock   Warrants
            Quarter Ended        High    Low     High   Low
                                 -----  ----    -----  ------
          September 30, 1998     $4.50  $1.50   $0.56   $.13
          December 31, 1998      $2.31  $1.13   $0.25   $.06
          March 31, 1999         $2.94  $1.19   $0.41   $.06
          June 30, 1999          $7.50  $1.69   $1.88   $.19
          September 30, 1999
          (through August 19)    $6.50  $4.06   $1.43   $.84


     There were approximately 550 holders of record of the Company's common stock as of June 30, 1999.

     No dividends have been declared or paid by the Company, nor does the Company anticipate paying cash dividends on the shares of common stock in the foreseeable future.

                            SELLING SHAREHOLDERS

     The selling shareholders have indicated that the warrants and shares offered by this Prospectus may be sold from time to time by them or by their pledgees, donees, transferees or other successors in interest.

     Under the registration statement of which this Prospectus is a part we have registered an additional number of shares of our common stock that we may be required to issue to the selling shareholders as a result of any stock split, stock dividend, or similar transaction involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933. In the following table, we have calculated percentage ownership by assuming that all shares of common stock which the selling shareholder has the right to acquire within 60 days from the date of this Prospectus upon the exercise of options, warrants, or convertible securities are outstanding for the purpose of calculating the percentage of common stock owned by such selling shareholder.

     Except as noted in the tables below, within the past three years none of the selling shareholders have held any position or office with us; or entered into a material relationship with us.

     There is no assurance that the selling shareholders will sell the warrants or shares offered by this Prospectus.

     The following table sets forth:

     -    The name of each of the selling shareholders;

     - The number of shares of our common stock owned by each of them as of June 30, 1999;

     - The number of shares offered by this Prospectus that may be sold from time to time by each of them;

     - The number of shares of our common stock that will be beneficially owned by each of them if all of the shares offered by them are sold;

     - The percentage of the our total shares outstanding that will be owned by each of them at the completion of this offering, if the shareholder sells all of the warrants and shares included in this Prospectus.



                                           SHARES OF COMMON STOCK
                                           ----------------------

                                                                      Percentage
                                                                             of
                             Number    of                                 Common
                                Shares       Number     Number of     Stock That
                             Beneficially      of        Shares         Will be
                             Owned Prior     Shares   Beneficially    Beneficially
     Name Of Selling          to Offering    Offered     Owned           Owned
       Shareholder                           Hereby  After Offering      After
                                                                      Offering
--------------------------   ------------   -------- ---------------  ----------
--

Jack A. Alexander Trust           22,647       13,332       9,315          *
Frederick A. Arnstein, Jr.
          Trust                   38,667        6,666      32,001          *
Dudley L. Bailey                  51,112        6,666      44,446        1.2%
Vicki D.E. Barone                 14,299       14,299           0          *
Steven M. Bathgate (1)           162,290       57,999     104,291        5.6%
Kenneth S. Bernstein              74,223       13,332      60,891        1.7%
Birdie Capital Corporation        11,111        3,703       7,408          *
Lawrence S. Black                 22,222        7,407      14,815          *
Joseph M. Blackwell               27,370        8,703      18,667          *
Al Blum & Co Inc.                 20,000        6,666      13,334          *
Boucher & Boucher                 36,000       36,000           0          *
Caribou Bridge Fund, LLC         114,445       14,445     100,001        2.8%
Richard F. Cooper, Jr.            20,000        6,666      13,334          *
James A. Cross                    20,000        6,666      13,334          *
Susan M. Cross                    20,000        6,666      13,334          *
David H. Drennen                  13,999       13,999           0          *
Fred W. Duboc                     25,556        3,333      22,223          *
DW Squared                        28,889        4,444      24,445          *
Frederick H. Fischer              25,333        6,666      18,667          *
James W. Fleming                  20,000        6,666      13,334          *
Frank Capital LLC                  6,666        6,666           0          *
Generation Capital Associates    100,000       33,333      66,667        1.8%
Mark Holifer                       2,082        2,082           0          *
Stanley A. Kaplan                 20,000        6,666      13,334          *
Victor Kashner                   107,877        4,444     103,433        2.9%
Kiawah Capital Partners           67,211        8,888      58,323        1.6%
J. Scott Liolios                   5,000        1,666       3,334          *
John P. Manry                     29,322        4,444      24,878          *
Shawn McChesney                    6,756        2,222       4,534          *
Thomas E. McChesney (2)          141,920       28,578     113,342        3.1%
Eugene C. McColley (3)           130,845       47,999      82,846        2.3%
James Edgar McDonald Trust (4)   172,611        7,777     158,168        4.3%
Virginia Stevens McDonald
        Trust(4)                 172,611        6,666     158,168        4.3%
Robert M. Neider                  20,000        4,444      15,556          *
Andrew F. Nicoletta               26,600        6,666      19,934          *
Edmund O'Donnell                  38,667        6,666      32,001          *
Pro Futures Bridge Capital
        Fund, LP                  53,333       53,333           0          *
Randy Sasaki & Rori Sasaki         5,000        1,666       3,334          *
Gregg T. Shimanski and
    Barbara Shimanski             10,000        3,333       6,667          *
Sterling Capital LLC              16,667        5,555      11,112          *
WEB Service Co.                   37,500       12,500      25,000          *



*    Less than 1%

(1) Includes shares owned by the Bathgate Family Trust, Kiawah Capital Partners, and Caribou Bridge Fund, LLC. Mr. Bathgate disclaims beneficial ownership of the shares owned by Caribou Bridge Fund. Mr. Bathgate's firm, Bathgate McColley Capital Group, LLC., has acted as placement agent in a number of private transactions for us. He has also guaranteed certain of our leases.

(2) Elizabeth McChesney and Thomas E. McChesney are husband and wife. Each is deemed to be the beneficial owner of the other's shares. Mr. McChesney is one of our directors.

(3) Includes shares owned by the Kiawah Capital Partners and Caribou Bridge Fund, LLC. Mr. McColley disclaims beneficial ownership of the shares owned by Caribou Bridge Fund. Mr. McColley's firm, Bathgate McColley Capital Group, LLC, has acted as placement agent in a number of private transactions for us. He has also guaranteed certain of our equipment leases.

(4) Mr. and Mrs. McDonald are husband and wife. Each is deemed to be the beneficial owner of the other's shares.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell the shares through the Nasdaq Small Cap Market or other over-the-counter markets or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

     - A block trade in which the broker or dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     - Purchases by a broker or dealer as principal and resale by a broker or dealer for its account in accordance with this Prospectus.

     - Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     -    In privately negotiated transactions not involving a broker or dealer.

     In effecting sales, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. Those brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. We anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

     To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

               LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION

     Our articles of incorporation limit the liability of a directors for monetary damages for his conduct as a director, except for:

     -    Any breach of the duty of loyalty to FirstLink or its shareholders,

     - Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,

     - Dividends or other distributions of corporate assets from which the director derives an improper personal benefit.

     -    Liability under federal securities law

     The effect of this provisions is to eliminate our right and the right of our shareholders (through shareholder's derivative suits on our behalf) to recover monetary damages against a director for breach of his fiduciary duty of care as a director, except for the acts described above. This provisions does not limit or eliminate our right or the right of a shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our by-laws provide that if Oregon law is amended, in the case of alleged occurrences of actions or omissions preceding any such amendment, the amended indemnification provisions shall apply only to the extent that the amendment permits us to provide broader indemnification rights than the law permitted prior to such amendment.

     Our articles of incorporation and by-laws also provide that we shall indemnify, to the full extent permitted by Oregon law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents. The indemnification is against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons in accordance with these provisions, or otherwise, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                            DESCRIPTION OF SECURITIES

     We are authorized to issue up to 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. The shares of common stock covered by this Prospectus, when they are received upon exercise of warrants or options, will be fully paid and nonassessable.

Common Stock

     Each holder of our common stock is entitled to one vote for each share held of record. Voting rights in the election of directors are not cumulative, and, therefore, the holders of more than 50% of our common stock could, if they chose to do so, elect all of the directors.

     The shares of common stock are not entitled to preemptive rights and are not subject to redemption or assessment. Subject to the preferences which may be granted to holders of preferred stock, each share of common stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as we may declare. Upon our liquidation, dissolution or winding up, subject to prior liquidation or other preference rights of holders of preferred stock, if any, the holders of common stock are entitled to receive pro rata those assets which are legally available for distribution to shareholders. The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Shares

     Our articles of incorporation authorize issuance of a maximum of 1,000,000 preferred shares. No shares preferred stock have been issued. The articles of incorporation give the board of directors the authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Oregon and those articles of incorporation in respect of, among other things, the number of preferred shares to constitute such series, and the distinctive designations thereof, the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; whether preferred shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; the liquidation preferences payable on preferred shares in the event of involuntary or voluntary liquidation; sinking fund or other provisions, if any, for redemption or purchase of preferred shares; the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion; and voting rights, if any. No series has been designated by the board of directors. However, preferred stock will be issued in the Merger. See "Our Business - The USOL Merger."

     In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of us, which we have not approved, we could authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us.
Such issuance would be subject to any limitations imposed by applicable law, our Articles of Incorporation, the terms and conditions of any outstanding class or series of preferred shares and the applicable rules of any securities exchanges upon which our securities are at any time listed or of other markets on which our securities are at any time listed. The issuance of preferred stock may have an adverse effect on the rights (including voting rights) of holders of common stock.

Warrants

The following summarizes the terms of our outstanding warrants.




                          NUMBER       SHARES      EXERCISE      EXPIRATION
         WARRANT          ISSUED     UNDERLYING      PRICE          DATE
--------------------------------------------------------------------------------
Public Warrants         1,400,000       700,000      $5.50      July 27, 2001
1998 Private Warrants     213,889       106,938      $5.50      July 27, 2001
1997 Private Warrants     290,001       193,320      $2.25     April 30, 2000
1997-1 Placement
     Agent Warrants       130,500        86,997     $1.125     April 30, 2002
1997-2 Placement
     Agent Warrants        84,000        55,997      $.75     November 30, 2002
1997-3 Placement
     Agent Warrants        21,000        13,999      $3.00    November 30, 2002
Consultant Warrants        10,000         6,666     $1.125    December 1, 2000
Underwriters' Share
        Warrants          140,000       140,000      $7.70      July 27, 2003
Underwriters' Warrant
        Warrants          140,000        70,000      $5.50      July 27, 2001



     The Public Warrants, the 1998 Warrants, and the Underwriters' Warrant Warrants have identical terms. Two of those warrants entitle the holder to purchase one share of Common Stock at a price of $5.50 during the period ending on July 27, 2001. They are redeemable upon forty-five days prior written notice at a redemption price of $.05 per Warrant if (a) the closing high bid price of the Common Stock has exceeded $8.25 for at least 20 of the 30 trading days immediately preceding the date of mailing of the notice of redemption, and (b) we have a current registration statement in effect for the underlying shares.

     The 1997 Warrants entitle the holder to purchase one share of Common Stock at a price of $2.25 during the period ending on May 5, 2000. They are redeemable upon forty-five days prior written notice at a redemption price of $.01 per Warrant if (a) the closing high bid price of the Common Stock has exceeded $3.375 for at least 20 of the 30 trading days immediately preceding the date of mailing of the notice of redemption, and (b) we have a current registration statement in effect for the underlying shares.

     The Placement Agent Warrants (1997-1 through 1999-3), the Consultant Warrants, and the Underwriters' Share Warrants contain the same basic terms, except for the exercise price and the expiration dates.

     The exercise price, number and kind of common shares to be received upon exercise of our outstanding warrants are subject to adjustment on the occurrence of certain events, such as stock splits, stock dividends or recapitalization.
In the event of our liquidation, dissolution or winding up, the holders of the warrants will not be entitled to participate in the distribution of our assets. Additionally, holders of the warrants have no voting, preemptive, liquidation or other rights of shareholders, and no dividends will be declared on the warrants or the shares underlying the warrants.

     The exercise prices of the warrants were determined at the time the warrants were issued and bear no relationship to the market price of our common stock, prevailing market conditions, our operating results in recent periods, our book value, or other recognized criteria of value.

State Legislation

     The Company is subject to the Oregon Control Share Act (the "Control Share Act"). As it pertains to us, the Control Share Act generally provides that a person (the "Acquirer") who acquires our voting stock in a transaction which results in the Acquirer holding more than each of 20%, 33 1/3% or 50% of the our total voting power (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("Control Shares") unless voting rights are accorded to the Control Shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the Control Shares held by the Acquirer and shares held by the corporation's officers and inside directors. The term "Acquirer" is broadly defined to include persons acting as a group.

     The Acquirer may, but is not required to, submit to the corporation an "Acquiring Person Statement" setting forth certain information about the Acquirer and its plans with respect to the corporation. The Acquiring Person Statement may also request that the corporation call a special meeting of stockholders to determine whether the voting rights will be restored to the Control Shares. If the Acquirer does not request a special meeting of stockholders, the issue of voting rights of Control Shares will be considered at the next annual or special meeting of stockholders. If the Acquirer's Control Shares are accorded voting rights and represent a majority or more of all voting power, Stockholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquirer for the Control Shares.

     This provision will not apply to the USOL acquisition, since no new shares will be issued until our shareholders have approved the transaction.

Transfer and Warrant Agent

     American Securities Transfer & Trust, Incorporated, 1825 Lawrence Street, Denver, Colorado 80202 is our transfer agent and registrar for the Common Stock and the warrant agent for the Public Warrants.

Registration Rights

     When we sold certain Convertible Promissory Notes (the "Notes"), shares of common stock, and warrants, we agreed with the purchasers of those securities to register the shares and warrants they purchased under the Securities Act of 1933. The Company is registering those securities in the registration statement of which this Prospectus is a part.

Shares Eligible for Future Sale

     Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

     We have 3,615,617 shares of common stock outstanding. Of these shares, 1,400,000 shares are freely tradable without restriction under the Securities Act. The remaining 2,215,617 shares and all of the shares of common stock issuable upon exercise of outstanding options and warrants are "restricted securities" as defined in Rule 144 and may be sold under Rule 144.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the issuer's common stock or the average weekly trading volume during the four calendar weeks preceding such sale, provided that certain public information about the issuer as required by Rule 144 is then available and the seller complies with certain other requirements. In general, shares issued in compliance with Rule 701 promulgated under the 1933 Act may be sold by non-affiliates subject to the manner of sale requirements of Rule 144, but without compliance with the other requirements of Rule 144. Affiliates may sell such shares in compliance with Rule 144, other than the holding period requirement.
A person who is not an affiliate, has not been an affiliate within three months prior to sale, and has beneficially owned the restricted securities for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                  LEGAL MATTERS

     Our legal counsel, Neuman, Drennen & Stone, LLC, 5445 DTC Parkway, PH-4, Englewood, Colorado will issue an opinion regarding the legality of the shares. David H. Drennen, a member of the firm, owns warrants to purchase 13,999 shares of our common stock. Those shares are included in this Prospectus.

                                     EXPERTS

     The financial statements and related financial statement schedule of FirstLink Communications, Inc. as of December 31, 1998 and 1997, and for each of the years in the two-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     You should rely only on the
information incorporated by reference
or provided in this Prospectus.  We
have not authorized anyone to provide
you with different information.  We
are not making an offer of these
securities in any state where the offer      -----------------------------------
would not be permitted.  You should not        FIRST LINK COMMUNICATIONS, INC.
assume that the information contained
in this Prospectus is accurate as of
any date other than the date on the front                   1,409,917
of this document or the date of documents              Shares of Common Stock
incorporated by reference.

TABLE OF CONTENTS

                                   Page

Prospectus Summary                 2
Risk Factors                       3
Where You Can Find More
     Information                   10
Forward-Looking Statements         10
Capital Stock Information          11
Use of Proceeds                    12
The Market for Our Securities      12
Selling Shareholders               13
Plan of Distribution               16
Limitation on Directors'
     Liability; Indemnification    17        --------------------------------
Description of Securities          18                  PROSPECTUS
Legal Matters                      22        --------------------------------
Experts                            22
                                                                 , 1999
                                                       ----------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses of the offering, all of which are to be borne by us, are as follows:

              SEC Filing Fee                      $1,641
              Printing Expenses*                     600
              Accounting Fees and Expenses*        2,000
              Legal Fees and Expenses*             6,000
              Blue Sky Fees and Expenses*          1,000
              Registrar and Transfer Agent Fee*    1,000
              Miscellaneous*                         759
                                                  -------
              Total*                             $13,000

__________________________

* Estimated

Item 15.  Indemnification of Director and Officers.

     The only statute, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     The Company's Articles of Incorporation permit and its By-laws require the Company to indemnify officers and directors to the fullest extent permitted by the Oregon Business Corporation Law (OBCA). The Company has also entered into agreements to indemnify its directors and executive officers to provide the maximum indemnification permitted by Oregon law. These agreements, among other provisions, provide indemnification for certain expenses (including attorney fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company.

     Article VI of the Company's By-laws permits the Company to indemnify its directors, officers, employees and agent to the maximum extent permitted by the OBCA. Section 317 of the OBCA provides that a corporation has the power to indemnify and hold harmless a director, officer, employer, or agent of the corporation who is or is made a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss actually and reasonably incurred by such person in connection with such a proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.
If it is determined that the conduct of such person meets these standards, such person may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably in connection therewith.

     If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in the best interest of the corporation and its shareholders. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite such adjudication but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     Where any such person is successful in any such proceeding, such person is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases (unless order by a court), indemnification is made by the corporation upon determination by it that indemnification of such person is proper in the circumstances because such person has met the applicable standard or conduct.

     A corporation may advance expenses incurred in defending any such proceeding upon receipt of an undertaking to repay any amount so advanced if it is ultimately determined that the person is not eligible for indemnification.

     The indemnification rights provided in Section 317 of the OBCA are not exclusive of additional rights to indemnification for breach of duty to the corporation and its shareholders to the extent additional rights are authorized in the corporation's articles of incorporation and are not exclusive of any other rights to indemnification under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, with as to action in his or her office and as to action in another capacity which holding such office.

Item 16.  Exhibits.

     a. The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

     Exhibit No.    Title
     ----------     -----

     2.1                 Agreement and Plan of Merger and Reorganization (1)
     5.1                 Opinion of Neuman Drennen & Stone, LLC
     23.1                Consent of Neuman Drennen & Stone, LLC (included in
                         Exhibit 5.1)
     23.2                Consent of KPMG LLP
     24                  Power of Attorney (included on page II-4)
________________________________

(1) Incorporated by reference from the Registrant's Current Report on Form 8-K for event occurring on July 21, 1999.

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form SB-2 Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized. In the City of Portland, State of Oregon on the 26th day of August, 1999.

                                        FIRSTLINK COMMUNICATIONS, INC.
                                        An Oregon Corporation


                                        By:   /s/ A. Roger Pease
                                           -----------------------------------
                                           A. Roger Pease, President


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints A. Roger Pease and Jeffrey S. Sperber, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities with FirstLink Communications, Inc. and on the dates indicated.

     Signature                     Title                              Date
     ---------                     -----                              ----

/s/ A. Roger Pease            President, Chief Executive        August 26, 1999
-----------------------       Officer and Director
A. Roger Pease

/s/ Jeffrey S. Sperber        Chief Financial Officer           August 26, 1999
-----------------------       and Director
Jeffrey S. Sperber

/s/ Thomas E. McChesney       Director                          August 26, 1999
------------------------
Thomas E. McChesney

/s/ Robert F. Olsen           Director                          August 26, 1999
------------------------
Robert F. Olsen

/s/ James F. Twaddell         Director                          August 26, 1999
------------------------
James F. Twaddell

                                    EXHIBITS
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933










                         FIRSTLINK COMMUNICATIONS, INC.

                                INDEX OF EXHIBITS


EXHIBIT NO.         TITLE
-----------         -----

     5.1            Opinion of Neuman Drennen & Stone, LLC
     23.2           Consent of KPMG LLP

                                   EXHIBIT 5.1


                          NEUMAN, DRENNEN & STONE, LLC
                               Temple-Bowron House
                                1507 Pine Street
                             Boulder, Colorado 80302
                            Telephone:  (303)449-2100
                            Facsimile: (303) 449-1045



August 20, 1999

FirstLink Communications, Inc.
190 SW Harrison
Portland, Oregon 97201

Ladies and Gentlemen:

We have acted as legal counsel for FirstLink Communications, Inc. (the "Company") in connection with the Company's Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Prospectus included as a part of the Registration Statement (the "Prospectus"), relating to 1,413,251 shares of Common Stock, no par value per share (the "Common Stock"). The Common Stock may be offered and sold by certain selling shareholders of the Company in the manner set forth in the Registration Statement and Prospectus. The Common Stock is to be issued to the Selling Shareholders upon their exercise of certain warrants and options of the Company.

In connection therewith, we have examined: (a) the Registration Statement and the Prospectus included therein, as amended; (b) the Articles of Incorporation and Bylaws of the Company; and (c) the relevant corporate proceedings of the Company. In addition to such examination we have reviewed such other proceedings, documents, and records and have ascertained or verified such additional facts as we deem necessary or appropriate for purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. The Company has been legally incorporated and is validly existing under the laws of the State of Oregon.

2. The Shares, and shares of Common Stock into which the Warrants are exercisable, upon issuance and payment therefor, as contemplated by the Registration Statement and Prospectus, will be validly issued, fully paid, and nonassessable.

3. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ David H. Drennen

NEUMAN DRENNEN & STONE, LLC

                                  EXHIBIT 23.2

                             KPMG PEAT MARWICK, LLP
                        1211 S.W. 5th Avenue, Suite 3000
                             Portland, Oregon 97204



Independent Auditors' Consent


The Board of Directors
FirstLink Communications, Inc.

We consent to the use of our report, dated January 29, 1999, except for note 1 which is at March 11, 1999, relating to the balance sheet of FirstLink Communications, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1998 which report is included in the Registration Statement on Form S-3, dated August 20, 1999, of FirstLink Communications, Inc., and to the reference to the reference to our firm under the heading "Experts" in the Registration Statement.



                                        /s/ KPMG Peat Marwick, LLP

Portland, Oregon
August 20, 1999